MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management's Discussion and Analysis ("MD&A") has been prepared as at February 16, 2021 to provide a meaningful understanding of Burcon NutraScience Corporation's ("Burcon" or the "Company") operations, performance, and financial condition for the three and nine months ended December 31, 2020.  The following information should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended December 31, 2020 and 2019, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2020.  We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators.  Additional information relating to Burcon, including the Company's Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements").  All statements, other than statements of historical fact, are forward-looking statements.  When used in this MD&A the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements.  The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;
  the Company's growth strategy;
  production costs and pricing of Peazazz® and Peazac® pea proteins, Puratein®, Supertein® and Nutratein® canola proteins and pea protein and canola protein (Nutratein®) blends;
  marketing strategies for the Company's soy, pea and canola proteins as well as pea protein / canola protein blends;
  development of commercial applications for soy, pea and canola protein proteins as well as pea protein / canola protein blends;
  ability to produce proteins in commercial quantities with sufficient grade and quality at cost-effective prices;
  construction, commissioning and operation of production facilities;
  future protection of intellectual property and improvements to existing processes and products;
  regulatory approvals;
  input and other costs; and
  liquidity and working capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to obtain required regulatory approvals;
  the Company and its joint venture partners' ability to construct, commission and operate its production facility;
  the Company's or its licensing partners' ability to generate new sales;
  the Company's or its licensing partners' ability to produce, deliver and sell the expected product volumes at the expected prices;
  the Company's ability to control costs;
  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;
  market acceptance and demand for the Company's products;
  the successful execution of the Company's business plan;
  achievement of current timetables for product development programs and sales;
  the availability and cost of labour and supplies;
  the availability of additional capital; and
  general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements.  The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties.  Many factors, both known and unknown could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

  the condition of the global economy;
  market acceptance of the Company's products;
  changes in product pricing;
  changes in the Company's customers' requirements, the competitive environment and related market conditions;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019 delays in the construction, commissioning and operation of production facilities;
  product development delays;
  changes in the availability or price of labour and supplies;
  the Company's ability to attract and retain business partners, suppliers, employees and customers;
  changing food or feed ingredient industry regulations;
  the regulatory regime;
  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and
  the Company's ability to protect its intellectual property; and
  risks and uncertainty related to and arising from the global COVID-19 pandemic.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed an extensive portfolio of composition, application, and process patents originating from our core protein extraction and purification technology.  Our technology covers novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation ("Merit Foods") was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods is building a commercial production facility in Manitoba, Canada where it will produce, under license, Burcon's novel pea and canola protein ingredients.  Our environmentally friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers.  Our patent portfolio currently consists of 303 issued patents worldwide, including 71 issued U.S. patents, and in excess of 225 additional patent applications, 35 of which are U.S. patent applications.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

CONTINATION UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Burcon was incorporated under the Business Corporation Act (Yukon) (the "YBCA") on November 3, 1998, and extra-provincially registered in British Columbia on February 5, 1999.  The Board of Directors has determined that it would be more expedient and cost effective to have the Company continue into the Province of British Columbia pursuant to the Business Corporation Act (British Columbia), as amended (the "BCA").  The shareholders of the Company approved the continuance at the 2020 annual general meeting ("AGM").  A summary comparison of the provisions of the BCA and the YBCA that pertain to the rights of the shareholders has been provided in the 2020 management proxy circular, which is available at www.sedar.com.

MERIT FUNCTIONAL FOODS CORPORATION

On May 23, 2019, Burcon, through its newly-formed wholly-owned subsidiary, Burcon NutraScience Holdings Corp. ("Burcon Holdings"), entered into a shareholders' agreement (the "Shareholders Agreement") with RBT Holdco Ltd. ("RBT Holdco") and 10039406 Manitoba Ltd. ("Crew Holdco") (RBT Holdco and Crew Holdco together referred to as the "Partners") to become shareholders of Merit Functional Foods Corporation ("Merit Foods").  The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Merit Foods has completed the construction of and is commissioning an initial protein production facility (the "Flex Production Facility") in Winnipeg, Manitoba.

On inception, Burcon Holdings held 40%, RBT Holdco held 40% and Crew Holdco held 20% of the issued and outstanding shares of Merit Foods.  Each of Ryan Bracken and Barry Tomiski (and their respective family) beneficially owns a 50% interest in RBT Holdco.

Burcon has a license and production agreement (the "License Agreement') with Merit Foods to license the technology required to produce, market and sell Burcon's pulse protein ingredients, including Peazazz® and Peazac® pea proteins and Burcon's canola proteins, Supertein®, Puratein® and Nutratein® (collectively the "Products").  Under the terms of the License Agreement, Merit Foods has the exclusive rights over Burcon's pulse proteins (including pea) and canola protein technologies across all geographic regions and all product uses (the "License").  Burcon will receive running royalties on the net revenue (as defined in the License Agreement) from the sales of the Products by Merit Foods.

On August 27, 2020, Bunge Limited ("Bunge") made an investment of $30 million into Merit Foods.  In addition to purchasing equity directly from Merit Foods, Bunge purchased additional shares and debt from the Partners.  Bunge (NYSE:  BG) is a world leader in sourcing, processing and supplying oilseed and grain products and ingredients.  As a result of these transactions, Bunge became a 25% shareholder in Merit Foods, Burcon's ownership interest in Merit Foods decreased to 33.3%.  As a result of the dilution in Burcon's ownership interest in Merit Foods, Burcon recorded a dilution gain of $6,384,942.

As part of the Bunge transaction, Burcon and the Partners have amended the License Agreement (the "Amended License Agreement") and Burcon, Bunge and the Partners have also amended the Shareholders Agreement (the "Amended Shareholders Agreement").  Under the Amended License Agreement and Amended Shareholders Agreement, Burcon, Bunge and the Partners have agreed to certain contractual rights, including a right, but not an obligation, of Burcon, in certain circumstances, to participate in a sale of all but not less than all of its shares in Merit Foods, and that in certain circumstances, Merit Foods will have the right to buy out from Burcon the Amended License Agreement for an amount representing the discounted future royalties over the life of the Amended License Agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.

In accordance with the Shareholders Agreement, Burcon Holdings and the Partners made their capital loan advances (the "Initial Capital Loan Advances") in June 2019 by way of shareholder loans to Merit Foods in the aggregate of $10.0 million.  Burcon Holdings and the Partners made further loan advances to Merit Foods in the amounts of $10.0 million in September 2019, $7.5 million in December 2019 and $5.0 million in February 2020 (the "Additional Capital Loan Advances") (the Initial Capital Loan Advances and the Additional Capital Loan Advances, together referred to as the "Merit Shareholder Loans").

As at December 31, 2020, Burcon Holdings has made capital loan advances of $13.0 million to Merit Foods in the form of shareholder loans.

(in thousands of dollars):

	Investment in Share capital	Capital Contribution	Loan receivable	Total net investment

From inception to December 31, 2019	-	-	11,000	11,000
Modification to loan terms	-	8,872	(8,872)	-
Capital loan advance, February 2020	-	1,613	387	2,000
Share of loss in Merit Foods	-	(940)	-	(940)
Interest accretion	-	-	145	145

Net Investment in Merit Foods, March 31, 2020	-	9,545	2,660	12,205
Share of loss in Merit Foods	-	(1,792)	-	(1,792)
Gain on dilution of investment in Merit Foods	-	6,385	-	6,385
Interest accretion	-	-	228	228

Net Investment in Merit Foods, December 31, 2020	-	14,138	2,888	17,026

On inception, the Merit Shareholder Loans were recorded as a loan receivable.  In December 2019, the terms of the Merit Shareholder Loans were finalized.  The loans are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts.  As a result, Burcon recalculated the fair value at this date, resulting in a reduction of the fair value that was transferred to a capital contribution account.  Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest.  For the three and nine months ended December 31, 2020, Burcon has recorded interest accretion of $78,302 and $227,739, respectively (2019 - $76,259 and $76,259).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

As at December 31, 2020, Merit Foods has completed the construction of Phase 1 of its 94,000 square foot Flex Production Facility.  Subsequent to the quarter-end, Merit Foods achieved first commercial production of Burcon's Peazazz® and Peazac® pea proteins.  Merit Foods will now focus on commissioning the Flex Production Facility to produce canola protein.  Once commissioned, Merit Foods believes it will be the only commercial facility in the world with the capability to produce food grade non-GMO canola proteins.

Merit Foods has a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada ("FCC") and the Canadian Imperial Bank of Commerce.  Merit Foods' shareholders, including Burcon Holdings and Bunge, have pledged their shares in Merit Foods as security under the loan facilities from EDC and FCC.  In connection with the loan facilities from EDC, Merit Foods must fulfill various obligations, including the establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility.  Of the prescribed amount, $6.5 million is permitted to be funded by way of a letter of credit ("LC").  To assist Merit Foods to fulfill this obligation, Burcon Holdings obtained the LC from HSBC Bank Canada ("HSBC") in April 2020, which was secured by a term deposit with HSBC in the same amount.  As part of the investment by Bunge into Merit Foods, the LC was released on August 28, 2020.

In connection with the LC, Burcon Holdings entered into a short-term loan agreement (the "Merit Loan Agreement") with Merit Foods in the amount of $6.5 million (the "Merit Loan").  The Merit Loan bore interest at 5% per annum, compounded annually, payable by way of a lump sum balloon payment at the end of the term.  As the LC was terminated on August 28, 2020, the Merit Loan Agreement was also terminated on the same date.  For the nine months ended December 31, 2020, Burcon recorded interest income of $120,205 (2019 - $nil) related to the Merit Loan, of which $nil was outstanding as at December 31, 2020 (March 31, 2020 - $nil).

In addition, Burcon provided a guarantee to EDC and FCC in connection with the $85 million financing package (the "Guarantees"), pursuant to which Burcon agreed to guarantee all of the indebtedness, liabilities and obligations to Merit Foods under the loan agreements between EDC, FCC and Merit Foods.  The aggregate maximum liability of Burcon under the Guarantees was limited to $4.0 million.  As part of the investment by Bunge into Merit Foods, EDC and FCC released the Guarantees on August 28, 2020.

Merit Foods also has financing of $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada's Agrilnnovate Program ("AIP").  Merit now has a total of $99.2 million financing package from the Government of Canada that includes the financing noted above from EDC, FCC, AIP and PIC.  Burcon Holdings and the Partners have provided a guarantee for the AIP Loan (the "AIP Guarantee").  The obligations of the AIP Guarantee are joint and several.  However, Burcon Holdings and the Partners (the "AIP Guarantors") have entered into a reciprocal indemnity agreement (the "Indemnity Agreement').  Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their respective shareholding percentage in Merit Foods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

As at December 31, 2020, Burcon had a 33.3% ownership interest in Merit Foods.  There is no contingent issuance of securities by the equity investee that might significantly affect Burcon's share of profit or loss.  The following is the summarized financial information of the investee:

Summary financial information of Merit Foods

(Unaudited, in thousands of dollars)

	December 31, 2020	March 31, 2020

Total assets	149,168	41,885
Total liabilities	101,823	18,024

	Three months ended		Nine months ended
	December 31		December 31[1]

	2020	2019	2020	2019

Total revenue	800	541	1,439	568

Loss and comprehensive loss for the period	(1,380)	(445)	(4,947)	(801)

NESTLE COLLABORATION

On January 24, 2020, the Company announced that Burcon, Nestlé and Merit Foods had entered into a joint development agreement to tailor Burcon and Merit's plant-based proteins for use in Nestlé food and beverage applications.  The joint agreement commenced what is intended to be a long-term relationship among the parties covering ongoing innovation and the future supply of Burcon and Merit's plant-based proteins from the Flex Production Facility.  The partnership combines Nestlé's expertise in the development, production and commercialization of plant-based foods and beverages with Burcon's proprietary plant protein extraction and purification technology, while leveraging Merit Foods' plant protein production capabilities.  The aim of the joint development is to tailor the functionality of Burcon and Merit's plant proteins, to be supplied from Merit's Flex Production Facility, for use by Nestlé in plant-based meat and dairy alternatives.  The Winnipeg Technical Centre has been working with Nestlé's scientists and food developers to tailor Burcon's pea and canola proteins for product development.

WINNIPEG TECHNICAL CENTRE

During the three and nine months ended December 31, 2020, the Winnipeg Technical Centre ("WTC") continued its work to support Merit Foods in completing its construction of the Flex Production Facility.  The WTC has also been producing samples for Merit Foods to provide to its potential customers for evaluation.

____________________________________
1 Merit Foods was incorporated on May 15, 2019.  As a result, information in this table represents certain financial information of Merit Foods from the date of its incorporation to December 31, 2019.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

Over the past year, the WTC has expanded its production capacity to produce sample products in sufficient amounts for major food and beverage companies to conduct product development trials and limited product launches.  The WTC has further expanded its research and development capacity through the lease of a satellite laboratory space.  Subsequent to the quarter-end, the WTC also expanded its scientific and technical team with the addition of two new research scientists.

Burcon has engaged a third-party engineering firm to investigate options to potentially replace the existing WTC with an expanded innovation centre to provide additional research and development bandwidth to pursue its product opportunity pipeline.

CONVERTIBLE DEBENTURES

On December 10, 2019, the Company issued convertible debentures (the "Debentures") through a non-brokered private placement for an aggregate principal amount of $9.5 million.  Certain directors and an officer of the Company subscribed for Debentures totaling $2 million in principal amount.  Each Debenture consisted of $1,000 principal amount, bore interest at a rate of 8.5% per annum, payable semi-annually in arrears and was unsecured.  The principal amount outstanding under the Debentures and all accrued and unpaid interest thereon were to be payable in cash on December 10, 2022.  The Company incurred issue costs of $228,432, of which $156,600 were finder's fees at 4.5% of the gross proceeds received from investors introduced to the Company by the finders.

The Debentures were convertible at the option of the holder, in whole or in part, into common shares of the Company at a conversion price of $1.05 per share.  During the nine months ended December 31, 2020, the holders of the Debentures converted principal amounts of $1,704,500 for the issuance of 1,623,327 common shares of the Company.

Burcon had the right, at its sole discretion, to force the conversion of the Debentures if the shares traded at or above $2.15 for a period of 14 consecutive trading days.  The Company determined it had met this condition between August 12 and August 31, 2020 and issued a notice to the holders of the Debentures for conversion of the Debentures to common shares on September 8, 2020.  As a result of the conversion of $7,795,500 of outstanding principal amount of the Debentures, an aggregate of 7,424,274 common shares were issued to the holders of the Debentures.

The Debentures were a level 3 financial liability with an embedded conversion feature.  As a result, the debt and equity components were bifurcated and the instrument valued to par at the issuance date.  The value assigned to the liability at December 10, 2019 was the present value of the contractually determined stream of future cash flows discounted at 24%, being the rate estimated to be equivalent to that which the market would apply to an instrument with comparable credit status and provide substantially the same cash flows, on the same terms, but without the conversion option.  From the date of issuance, the liability component was accreted up to its principal value using the effective interest method, with the charge recorded in the consolidated statement of operations and comprehensive income or loss.  The initial fair value of the debt as at December 10, 2019 was estimated to be $6,508,641.  The residual amount of $2,762,927 was recognized within equity as the value of the conversion option.  For the nine months ended December 31, 2020, the Company recorded interest expense of $637,522 (2019 - $nil) related to the Debentures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

EQUITY OFFERING

On February 19, 2020, the Company completed a bought deal equity offering of 7,419,800 units (the "Units") at a price of $1.55 per Unit for aggregate gross proceeds to the Company of $11.5 million (the "Offering") and net proceeds of $10.3 million.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant").  Each Warrant is exercisable to acquire one common share (a "Warrant Share") until February 19, 2022 at an exercise price of $2.00 per Warrant Share.  The fair value of the Warrants was estimated at $1,780,752 using the Black-Scholes pricing model and has been included in Warrants.  During the three and nine months ended December 31, 2020, Warrants were exercised for 896,750 and 1,254,250 Warrant Shares, respectively, of the Company.  Warrant exercise proceeds of $846,000 was included in amounts receivable as at December 31, 2020.  As at December 31, 2020, 2,455,650 Warrants were outstanding.  Subsequent to the quarter-end, Warrants were exercised for 737,000 Warrant Shares.

The agents received a cash commission of 7% of the gross proceeds and compensation options (Agents' Warrants) entitling the agents to purchase up to 519,386 common shares.  Each Agent's Warrant is exercisable to acquire one common share of the Company at an exercise price of $2.00 per share until February 19, 2022.  The fair value of the Agents' Warrants was estimated at $249,305 using the Black-Scholes pricing model and has been included in Warrants.  As at December 31, 2020 and the date of this MD&A, all Agents' Warrants were outstanding.

In addition to the Agents' Warrants, the Company incurred total issue costs of $1.2 million related to the Offering.

The Company is using the net proceeds of the Offering and the balance of the net proceeds from the Debentures for further development of its extraction and purification technologies and pursue new related products, pursue and develop new applications from functional attributes of Burcon's proteins and carry out research on protein extraction from various plant sources.  Burcon will also continue work to tailor its plant-based proteins for use in Nestlé food and beverage applications.  Burcon also intends to use the net proceeds to maintain, further strengthen and expand the Company's intellectual property portfolio.  Burcon is obligated to prosecute and maintain its pea and canola patent portfolios under its Amended License Agreement with Merit Foods.  Additionally, Burcon intends to continue to file additional patent applications to protect discoveries arising from its research and development activities.  Burcon also intends to use the net proceeds for expansion initiatives and to provide for general working capital.

COVID-19

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  In response to the COVID-19 pandemic, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  To-date, the COVID-19 pandemic has not significantly affected Burcon's and Merit Foods' business operations or Merit Foods' construction progress.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

NEW DIRECTOR APPOINTMENT

On July 6, 2020, Burcon appointed Ms. Debora Fang as a director to its board of directors.  Ms. Fang has 20 years of experience in the consumer goods industry, across mergers and acquisitions, strategy, and marketing roles for Unilver (London, UK), Danone (Paris, France and Amsterdam, Netherlands), Kraft Foods (Sao Paulo, Brazil) and as a consultant for Bain & Company (Los Angeles, USA).  She is now an independent advisor for private equity and strategic clients in the food arena as well as a private investor.

CLARISOY®

Burcon had a license and production agreement (the "Soy Agreement") with Archer Daniels Midland Company ("ADM") to license its CLARISOY® technology to ADM on an exclusive basis to produce market and sell CLARISOY® soy protein worldwide.  Burcon and ADM have agreed to terminate the Soy Agreement, effective August 7, 2020.  As part of the agreement to terminate the exclusive license, the CLARISOY trademark reverted back to Burcon on the effective date.  In addition, Burcon and ADM are discussing opportunities for Burcon to acquire certain processing equipment for ADM's CLARISOY® processing facility.

Burcon has not received any significant royalty revenues from ADM's sales of CLARISOY®.  For the three and nine months ended December 31, 2020, Burcon recorded royalty revenues of $nil and $8,646, respectively (2019 - $5,044 and $27,735).

Burcon will provide additional updates on its plans for CLARISOY®.

Other

The Company was issued a research license under the Cannabis Act by Health Canada in June 2019.  Given its focus on other business initiatives, Burcon does not plan to conduct research in cannabinoid extracts this fiscal year.

Burcon continued work to further the development of a new plant-based protein process, as well as limited research work on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.  Burcon's extraction and purification technologies are versatile and may be adapted to process a range of oilseed and non-oilseed meals to produce specialty proteins, such as flax and hemp.  The demand for plant-based proteins continues to grow and Burcon believes there may be niche market opportunities for its specialty protein ingredients.

INTELLECTUAL PROPERTY

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon has filed patent applications in various countries over its inventions.  Burcon's patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;
  Applications to protect the uses of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins, for example, as functional food and beverage ingredients; and
  Applications to protect the "signature characteristics" of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

During the current quarter, Burcon received a patent grant and a patent allowance for a patent application over its pea processing technology.  Burcon continued the maintenance and prosecution of its patent applications during the quarter ended December 31, 2020.

Burcon currently holds 71 U.S. issued patents over its canola, soy, pea and flax protein processing technologies and canola and soy protein isolate applications, as well as canola, pea and soy patents covering composition of matter.  In addition, Burcon has a further 35 patent applications currently filed with the U.S. Patent and Trademark Office.

As of the date of this MD&A, Burcon's patents and patent applications cover over 50 distinct inventions.  Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  Together with patents issued in other countries, Burcon now holds a total of 303 issued patents covering inventions that include the 71 granted U.S. patents.  Currently, Burcon has over 225 additional patent applications that are being reviewed by the respective patent offices in various countries.

RESULTS OF OPERATIONS

As at December 31, 2020, Burcon has not yet generated any significant revenues from its technology.  For the three and nine months ended December 31, 2020, the Company recorded a loss of $1,086,177 and income of $1,890,405, respectively, ($0.01 loss per share and $0.02 income per share), as compared to a loss of $788,282 and $2,817,899 ($0.01 and $0.04 per share) for the same periods last year.  Included in the nine-month (loss) income amounts are the following non-cash items:  gain on dilution of investment in Merit Foods of $6,384,942 (2019 - $nil), stock-based compensation expense of $380,381 (2019 - $74,322), share of loss in Merit Foods of $1,791,278 (2019 - $320,410), amortization of property and equipment of $104,228 (2019 - $25,417), unrealized foreign exchange loss of $3,683 (2019 - $676),  interest expense of $314,735 (2019 - $42,219), interest accretion of $227,739 (2019 - $76,259), warrant valuation adjustment of $nil (2019 - $85,420), change in fair value of convertible note derivative liability of $nil (2019 - $5,384), and loss on disposal of equipment of $nil (2019 - $949).

The following provides a comparative analysis of significant changes in major expenditures items.

Research and development expenses

Components of research and development ("R&D") expenditures are as follows:

(in thousands of dollars)

	Three months ended Dec. 31,		Nine months ended Dec. 31
	2020	2019	2020	2019
Salaries and benefits	393	328	1,233	957
Laboratory operation	83	91	240	205
Amortization of property and equipment	64	20	148	48
Analyses and testing	38	11	55	35
Rent	26	22	71	66
Travel and meals	-	4	-	10
	604	476	1,747	1,321
To deferred development costs	(194)	(234)	(810)	(438)
To inventory production	(341)	(114)	(717)	(251)
Net research and development expenses	69	128	220	632

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

Effective July 1, 2019, the Company determined that it had met all the criteria of deferring development costs ("DDC") with respect to its pea and canola proteins and has been deferring its expenditures relating to pea and canola to deferred development costs.  For the three months and nine months ended December 31, 2020, Burcon deferred approximately $194,000 and $810,000 of R&D costs, respectively.  Under the Services Agreement with Merit Foods, Burcon also has been producing inventory saleable to Merit Foods' potential customers for product evaluation.  This has contributed to about $341,000 and $717,000 of R&D costs that have been allocated to inventory production for the three and nine months ended December 31, 2020, respectively.  Before the cost deferral and allocation to inventory production, total R&D costs increased by about $128,000 and $426,000, respectively, for the three and nine months ended December 31, 2020.  The increase is attributed to higher salaries and benefits, due mainly to salary increases, hiring of new employees, as well as an employee who has returned from leave.  There were also higher external laboratory testing expenses from research activities, as well as higher amortization expenses due to the equipment additions.

Intellectual property expenses

(in thousands of dollars)

	Three months ended Dec. 31,		Nine months ended Dec. 31
	2020	2019	2020	2019
Patent fees and expenses	271	199	583	747
Trademark	-	3	-	6
	271	202	583	753

As noted in the R&D section, the Company is deferring costs related to its pea and canola technology, including the related patent fees and expenses.  During the three and nine months ended December 31, 2020, Burcon deferred about $222,000 and $796,000, respectively, (2019 - $250,000 and $550,000) of patent fees and expenses for its pea and canola patent portfolio to deferred development costs.

After taking into account the capitalized patent fees and expenses, patent legal fees and expenses did not change significantly over the same periods last year.

From inception, Burcon has expended $21.1 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

General and administrative ("G&A") expenses

(in thousands of dollars)

	Three months ended Dec. 31,		Nine months ended Dec. 31
	2020	2019	2020	2019
Salaries and benefits	306	242	1,223	687
Professional fees	36	58	324	182
Investor relations	23	35	135	98
Office supplies and services	43	43	128	124
Transfer agent and filing fees	19	6	50	23
Financing expense	-	-	24	89
Other	13	21	40	62
Travel and meals	-	18	-	62
	440	423	1,924	1,327

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

Salaries and benefits

Included in salaries and benefits for the three and nine months ended December 31, 2020 is stock-based compensation expense of about $54,000 and $294,000, respectively, (2019 -$12,000 and $46,000).  The higher expense incurred as compared to the same periods last year is due mainly to options granted that had a higher valuation, as well as options granted to a director in the second quarter of this year that had vested immediately.

The cash portion of salaries and benefits increased by about $16,000 and $236,000, respectively, for the three and nine months ended December 31, 2020.  The increase is due mainly to fiscal 2020 bonuses of $130,000 approved during the first quarter, and salary increases effected at the beginning of this fiscal year, and the addition of an employee in the second quarter.  Directors' fees also increased by about $52,000 for the nine months ended December 31, 2020, due to more meetings held to-date this year, as well as the addition of a director in July 2020 and in July 2019.

Professional fees

For the three and nine months ended December 31, 2020, professional fees decreased by about $22,000 and increased by $142,000, respectively, over the same periods last year.  The decrease for the three-month period is due mainly to legal fees incurred for the Nestle agreement in fiscal 2020 and the increase for the nine-month period is attributable mainly to higher legal fees of $135,000 for the negotiations and agreements related to the Bunge investment into Merit Foods during this year, offset by legal fees incurred in fiscal 2020 for the Nestle agreement.

Investor relations

Investor relations expenses did not change significantly for the current three-month period over the same period last year and increased by $37,000 for the nine months ended December 31, 2020 over the same period last year.  The increase was due mainly to higher expenses incurred for the virtual AGM held in the second quarter of this year and to U.S. investor relations consulting services that commenced in September 2019, as well as to OTCQB annual fees.  This was offset by travel expenses that decreased due to COVID-19.

LIQUIDITY AND FINANCIAL POSITION

At December 31, 2020, the Company had cash and cash equivalents of $12.0 million.  Assuming Burcon Holdings is not required to make payment under the AIP Guarantee, management estimates the cash resources to be sufficient to fund its operations to June 2023, without taking into account proceeds from outstanding convertible securities and royalty revenues from its Amended License Agreement.  If Burcon does not receive sufficient royalties from its Amended License Agreement, Burcon will require additional capital beyond this date to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

The net cash used in operations during the nine months ended December 31, 2020 was $3,062,000, as compared to $3,083,000 last year.  The decrease in the net cash used in operations of $21,000 is mainly due to higher interest and other income of $227,000, decreases of $384,000 in R&D expenditures and $171,000 in IP expenditures that were expensed, offset by lower management fee income of $68,000, offset by higher G&A expenses of $313,000, interest expense of $161,000, and a decrease in royalty income of $7,000, and changes in non-cash working capital items that contributed to $161,000 of the increase.

At December 31, 2020, Burcon had working capital of $12.3 million (March 31, 2020 - $14.2 million).  As at December 31, 2020, Burcon was not committed to significant capital expenditures.  Burcon may incur up to $500,000 in additional capital expenditures if modifications or further upgrades are required to the WTC.  Burcon is continuing to limit the prosecution of certain patent applications and defer the maintenance fees for certain non-core patent applications.  This does not affect the strength of Burcon's patent portfolio.  Burcon expects to expend $400,000 in patent expenditures for the balance of this fiscal year.  With the termination of the ADM license and production agreement, Burcon will further review its soy patent portfolio for possible reductions in patent fees and disbursements.

FINANCIAL INSTRUMENTS

The Company's financial instruments are its cash and cash equivalents, amounts receivable, loan to Merit Foods, and accounts payable and accrued liabilities and accrued interest.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, and the loan to Merit Foods that bore interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the three and nine months ended December 31, 2020, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.40% and 0.32% per annum, respectively, (2019 - 2.15% and 2.15% per annum).  The impact of a 1% strengthening or weakening of interest rate on the Company's cash and cash equivalents at December 31, 2020 is estimated to be a $120,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure.  It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.  The Company's estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at December 31, 2020 is approximately $761,000, all of which is due within the next 12 months.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the shareholder loans to Merit Foods approximates the carrying value as at December 31, 2020 given the risk profile of Merit Foods has not changed substantially since the issue date of the loans.

The carrying values and fair values of financial instruments, by class, are as follows as at December 31, 2020 and March 31, 2020:

(in thousands of dollars)

As at December 31, 2020
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	12,042	-	12,042
Amounts receivable	-	1,041	-	1,041
Loan to Merit Foods	-	2,888	-	2,888
Total	-	15,971	-	15,971

Financial liabilities
Accounts payable and accrued liabilities	-	-	761	761
Total	-	-	761	761

As at March 31, 2020
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	15,031	-	15,031
Amounts receivable	-	332	-	332
Loan to Merit Foods	-	2,660	-	2,660
Total	-	18,023	-	18,023

Financial liabilities
Accounts payable and accrued liabilities	-	-	1,067	1,067
Accrued interest	-	-	249	249
Convertible debentures	-	-	6,731	6,731
Total	-	-	8,047	8,047

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

Currency risk

The Company has not hedged its exposure to currency fluctuations.  As at December 31, 2020 and March 31, 2020, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	December 31, 2020	March 31, 2020
U.S. Dollars (in thousands)
Cash and cash equivalents	25	22
Amounts receivable	-	2
Accounts payable and accrued liabilities	-	(40)
Net exposure	25	(16)

Canadian dollar equivalent (in thousands)	32	(23)

Based on the above net exposure at December 31, 2020, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $300 (March 31, 2020 - $2,000) in the Company's income or loss from operations.

OUTSTANDING SHARE DATA

As at December 31, 2020, Burcon had 107,101,489 common shares outstanding, 3,852,106 stock options outstanding exercisable at a weighted average exercise price of $2.15 per share, and 2,975,036 share purchase warrants that were convertible to an equal number of common shares at an exercise price of $2.00 per share.

As at the date of this MD&A, Burcon has 107,921,373 common shares outstanding, and 4,937,106 stock options that are convertible to an equal number of shares at a weighted average exercise of $2.62 per share, and 2,238,036 share purchase warrants that are convertible to an equal number of common shares at an exercise price of $2.00 per share.

QUARTERLY FINANCIAL DATA

(Derived from unaudited interim financial statements.  All figures in thousands of dollars, except per-share amounts)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

	Three months ended
	December 31,	September	June 30,	March 31,
	2020	30, 2020	2020	2020
Revenue, foreign exchange gain, interest and other income, management fee income, gain on dilution of investment in Merit Foods	171	6,658	267	268
(Loss) income for the period	(1,086)	4,377	(1,401)	(1,121)
Basic and diluted (loss) income per share	(0.01)	0.04	(0.01)	(0.01)

	Three months ended
	December 31,	September	June 30,	March 31,
	2019	30, 2019	2019	2019
Revenue, foreign exchange gain, interest and other income	221	172	27	105
Loss for the period	(788)	(697)	(1,332)	(1,245)
Basic and diluted loss per share	(0.01)	(0.01)	(0.03)	(0.03)

The loss for the quarter decreased from the second quarter of fiscal 2020 due to the deferral of R&D and pea and canola patent costs and the allocation of R&D costs to inventory production costs.  This has been offset by the recognition of our share of the loss in Merit Foods, which has been increasing each quarter since the first quarter of fiscal 2020.  The loss in the second quarter of this year was offset by the gain on dilution of the investment in Merit Foods.

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is related by virtue of common officers, for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three and nine months ended December 31, 2019 are $18,752 and $56,255 for office space rental.

For the three and nine months ended December 31, 2020, included in general and administrative expenses (management fees) is $663 and $2,002, respectively, (2019 - $458 and $946) for administrative services provided.  At December 31, 2020, $100 (March 31, 2020 - $11) of this amount is included in accounts payable and accrued liabilities.  For the three and nine months ended December 31, 2020, included in interest and other income is $915 and $6,224, respectively, (2019 - $2,232 and $10,422) for legal and accounting services provided by the Company.  At December 31, 2020, $268 (March 31, 2020 - $1,785) of this amount is included in amounts receivable.

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  For the three and nine months ended December 31, 2020, included in interest and other income is $43,853 and $200,090, respectively, (2019 - $123,190 and $265,884) for services provided and $250,179 and $462,323, respectively, (2019 - $26,063 and $50,787) for samples sold to Merit Foods, of which $73,642 was included in amounts receivable at December 31, 2020 (March 31, 2020 - $110,594).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

Merit Foods also provides certain technical and consulting services to Burcon.  For the nine months ended December 31, 2020, Burcon recorded professional fee expense of $10,720 (2019 - $nil), of which $nil was outstanding as at December 31, 2020.

In connection with the LC, Burcon Holdings entered the Merit Loan Agreement with Merit Foods in the amount of $6.5 million.  During the nine months ended December 31, 2020, Burcon recorded interest income of $120,205 (2019 - $nil) related to the Merit Loan, of which $nil was included in amounts receivable as at December 31, 2020 (March 31, 2020 - $nil).

Certain directors and an officer subscribed for $2.0 million of the Debentures.  During the nine months ended December 31, 2020, the Company made total convertible debenture interest payments of $126,803 to these directors and officer.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those accounting policies followed in the most recent annual consolidated financial statements, except as discussed below.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements.  Actual results could differ from those estimates.

The significant areas where management's judgment is applied are in determining the fair value of stock-based compensation, derivative liability, whether all criteria for deferring development costs are met, the point at which amortization of development costs commences, the expense allocation to deferred development costs and the recoverable amount of goodwill, and the discount rate used to fair value the loans receivable from Merit Functional Foods following their modification and determining the loan and equity components of the Debentures.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure controls and procedures ("DC&P"), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting ("ICFR") or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company's ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended December 31, 2020 that could have materially affected, or are reasonably likely to materially affect, such controls.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations.  Key risks are outlined below.  In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2020 under the section titled "Risk Factors", which is incorporated by reference herein.  The AIF is available at www.sedar.com.

Patents and proprietary rights - Burcon's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights.  Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  As at the date of this MD&A, Burcon has been granted a total of 303 patents in various countries covering a number of key processes and uses of Burcon's soy, pea, canola and flax protein products as functional food and beverage ingredients.  Of those patents, 71 have been granted in the United States.  Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurance that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties.  Burcon cannot be assured that competitors will not independently develop products similar to the Company's products or manufacture products designed to circumvent the exclusive patent rights granted to the Company.  Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization - The long-term success of Puratein®, Supertein® and Nutratein® canola proteins, CLARISOY® soy protein and Peazazz® and Peazac® pea protein and Nutratein® pea protein/canola protein blend products hinges upon market acceptance by food and feed ingredient manufacturers and suppliers in numerous product applications.  Although Burcon has formed Merit Foods with the Partners to commercialize Burcon's pea and canola proteins, the commercial products manufactured using Burcon's protein and extraction technologies must exhibit certain functional and nutritional characteristics to garner any market share in the industries that are targeted.  There can be no assurance that Burcon's products will meet industry standards.  Even though Puratein®, Supertein® and Nutratein® canola proteins, CLARISOY® soy protein and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be found to be functionally acceptable in product applications, there is no assurance that they will obtain market acceptance and within a reasonable time frame.  The majority of food ingredient manufacturers will require a substantial testing phase and demonstration of consistent delivery and production capabilities for commercialization.  Although Merit Foods has completed the construction of the planned production facility for Burcon's pea and canola proteins, the expected time of the commissioning process may be longer than expected.  Therefore, there may be some time before product sales of pea and canola protein will occur.  Until large batches of products can be supplied, market acceptance of Puratein®, Supertein®, and Nutratein® canola proteins, and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be delayed.

There are many large companies in the marketplace that manufacture and produce mature and well-known protein ingredients that have been used for many years.  These companies also possess far greater financial, marketing and human resources than Burcon.  Products such as dried egg white and soy protein isolate have been used in the food processing industry for years with successful results.  These protein ingredients are proven to be functional, technologically sound, readily available and reliable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019

History of operating losses and financing requirements- Burcon has accumulated net losses of approximately $96.5 million from its date of incorporation through December 31, 2020.  While the construction of Merit Foods' Flex Production Facility has been completed, there is no assurance that the commissioning process will be completed on time or within budget or that Burcon will be able to make the transition to commercial production.  Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability.  In the absence of a definitive time for when sales of products will be significant, Burcon expects such losses to increase as it continues to commercialize its products, its research and development and product and its product application trials.  The commercial success of any of Burcon's products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon's business costs.

Developing Burcon's products and conducting product application trials is capital intensive.  Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of $141.8 million from the sale or issuance of equity securities and $9.5 million from the issuance of convertible debentures.  As at December 31, 2020, Burcon had approximately $12.0 million in cash and cash equivalents.  Burcon believes that it has sufficient capital to fund the current level of operations through June 2023.  Although Burcon has sufficient funds to operate until June 2023, it will need to raise additional capital on acceptable terms in order for the Company to meet its business objectives and fund its operations.

COVID-19 - Pandemic Risk - The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  While economies began to slowly reopen starting in June 2020, governments have taken a phased approach and it is not expected that economies will fully return to its pre-COVID-19 state until a vaccine has been developed to treat the virus.  There has also been recurrence of outbreaks since then.  The duration and effects of the COVID-19 pandemic are unknown at this time.  Even though governments worldwide, including Canada have implemented significant monetary and fiscal relief programs designed to stabilize their economies, it is too early to predict the efficacy of such programs at this time.  In response to the COVID-19 pandemic, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  While the COVID-19 pandemic has not significantly affected Burcon's and Merit Foods' business operations to-date, it is not possible to predict how long the pandemic will last and whether the financial and business conditions of Burcon and Merit Foods will be impacted in future periods.

OUTLOOK

For the balance of this fiscal year, Burcon's primary objective is to support Merit Foods to complete the commissioning of the pea protein and canola protein production facility and to support market development activities for its protein products, which will include:

  working with Merit Foods to complete the commissioning of the Flex Production Facility to produce Burcon's pea and canola proteins;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and nine months ended December 31, 2020 and 2019 continuing to operate the WTC to produce product samples to support the business of Merit Foods, including supplying food and beverage makers with commercial quantities for product development, consumer trials and regional product launches;

  conducting further research to develop additional applications for Peazazz® and Peazac® pea proteins, as well as Supertein®, Puratein® and Nutratein® canola proteins and blends into food products;

  continuing to file patent applications to protect the Peazazz® pea protein extraction process as well as the composition of Peazazz® pea protein and applications for Peazazz® pea protein into food products; and

  supporting Merit Foods in pursuing regulatory approval of Burcon's Supertein®, Puratein® and Nutratein® canola proteins in Canada and Europe.

In addition, Burcon will also:

  work with the third-party engineering firm for the design of a potential new and expanded technology and innovation centre to replace the WTC;

  continue to refine its protein extraction and purification technologies, develop new technologies and related products;

  explore partnership opportunities to bring additional plant-based protein ingredients to market;

  further strengthen and expand its intellectual property portfolio;

  explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon's intellectual property portfolio and business initiatives;

  pursue product development agreements with major food, beverage, and nutritional product companies to develop improved or novel applications for Burcon's other specialty proteins into their products;

  raise awareness about Burcon through various media channels, analyst coverage and investor relations; and

  work with U.S. counsel on the process of applying for a dual listing on the NASDAQ stock exchange to support the expansion of Burcon's investor base in the U.S. investment community as well as internationally.